Zentek Continues to Build Strong Leadership
withAdditions to Management Team and
Advisory Board

Guelph, ON - October 28, 2021, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, IP development and commercialization company focused on next-gen healthcare solutions, today announces it has added to its management team and Advisory Board to help drive forward the company's execution on its business plans.

Management

Vivian Martin - Director, Regulatory Affairs - Vivian brings more than a decade of regulatory affairs experience with time spent at Janssen - a division of Johnson & Johnson - PharmaSystems Inc., BrushPoint/Ranir LLC, ReSound GN, Norrizon Sales and Marketing Group Inc. and most recently at Baylis Medical Company where she acted as Regulatory Affairs Manager. Vivian brings a very strong track record of implementing quality management systems, navigating multiple international regulatory submissions and helping bring several pharmaceutical, medical device and consumer healthcare products to market. Vivian's experience and skill set will be key contributors to the execution of ZEN's health care strategy in the areas of prevention, detection and treatment.

Raeme Sul - Director, Human Resources - With close to 15 years of experience in human resources and project management at several organizations, Raeme brings a very strong track record in the areas of recruitment, talent development and management, training and development, workforce planning, employee relations, organizational change management, project management and equity, diversity, and inclusion. ZEN's organizational capabilities are vital to success and Raeme will be integral in developing and implementing the Company's people strategy.

Ryan Shacklock - VP, Strategy, Business Development & Investor Relations - Ryan joined ZEN at the beginning of 2021 and has been fundamental in developing and implementing ZEN's investor relations and business development platform. He has also worked closely with the ZEN management team and Office of the CEO to document and refine the company's strategy and will take on the additional responsibility of supporting the leadership's oversight of its execution, in addition to his business development and investor relations responsibilities.

The Company would also like to announce that it has added 2 production staff to increase its ZENGuardTM pilot production capacity to meet anticipated customer demands.

Advisory Board

Dr. Yingfu Li - Dr. Li is a Professor in the Department of Biochemistry and Biomedical Sciences at McMaster University. He earned a Ph.D. in Biochemistry from Simon Fraser University, where he discovered a DNA molecule that catalyzes porphyrin metalation, which won him the Governor General Academic Gold Medal and Natural Sciences and Engineering Research Council of Canada Doctoral Prize. He was awarded a Medical Research Council of Canada postdoctoral fellow and carried out his postdoctoral research at Yale University where he studied a series of catalytic DNA molecules for DNA phosphorylation, DNA capping and DNA ligation. At McMaster, he has established a research group focusing on artificial nucleic acid molecules with catalytic and/or binding properties and has published extensively in the fields of chemistry, biochemistry and molecular evolution of nucleic acids, including over 200 research and review articles. He has filed over 30 patents on functional nucleic acids and diagnostic tests. He has also served as an Associate Editor of Journal of Molecular Evolution and as a member of editorial board of Scientific Reports, and Analysis and Sensing. The rapid detection technology developed by Dr. Li and the McMaster team is the cornerstone of ZEN's detection pillar. Dr. Li's addition to our Advisory Board ensures his knowledge, experience and advice will continue to help the Company bring this highly differentiated and scalable rapid detection platform to market.

Dr. Joseph Armand Korkis - Dr. Korkis is a board-certified Otolaryngologist and Head and Neck surgeon.  He is a graduate of the Royal College of Surgeons in Ireland and spent 9 years in post-graduate studies in Ireland and Canada. He is the assistant Clinical Professor in the department of Otolaryngology and Head and Neck surgery at McMaster University. Dr. Korkis' experience and advice - along with that of Dr. Li and Dr. Ken Reed, a Harvard trained dermatologist as announced on June 30th 2021 - is expected to add tremendous value as ZEN continues to execute on its health care strategy.

"With each key addition to our management team and Advisory Board we become a stronger company better prepared to achieve our goals of developing and monetizing next-generation health care technologies," commented Greg Fenton, ZEN CEO. "We are excited to add to our exceptionally talented and hard-working team at ZEN. These additions will bring unique talents and skills to help ensure ZEN achieves its goals and creates sustainable shareholder value in the near and longer term."

As part of its long-term incentive program, the Company has granted 150,000 options to certain employees, contractors and other representatives.

About ZEN Graphene Solutions Ltd.

ZEN is an IP development and commercialization company focused on next-gen, nanotechnology-enabled healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.